# SEC Schedule 13D — Beneficial ownership report by holders of more than 5% of a class

Issuer: AIRWA INC., CIK 0001674440
CUSIP: 831445408
Title of class of securities: Common Stock, par value $0.001 per share
Address of issuer's principal executive offices: 74 E. GLENWOOD AVE. #320, SMYRNA, Delaware (DE), 19977
Date of event which requires filing of this statement: 10/07/2025
Filed by CIK 0002091629
Persons authorized to receive notices and communications: Michael Anthony Belfiore, 8 Oakridge Lane, Edgecliff Village, Texas (TX), 76134, 8174484451

## Reporting persons
- Belfiore Michael Anthony (CIK 0002091629): type of reporting person: individual (IN); citizenship or place of organization: United States (X1); does not affirm membership in a group (box b); source of funds: personal funds (PF); sole voting power 3,213,095; shared voting power 0; sole dispositive power 3,213,095; shared dispositive power 0; aggregate amount beneficially owned 3,213,095 (22.1% of the class)

## Item 1. Security and Issuer
Title of class of securities: Common Stock, par value $0.001 per share
Name of issuer: AIRWA INC.
Address of issuer's principal executive offices: 74 E. GLENWOOD AVE. #320, SMYRNA, Delaware (DE), 19977

## Item 2. Identity and Background
Name of person filing: Michael Anthony Belfiore
Residence or business address:
8 Oakridge Lane
Edgecliff Village, Texas, 76134
Present principal occupation or employment: Private Investor
Criminal convictions in the last five years: No convictions in the past five years.
Civil proceedings (securities laws) in the last five years: Not subject to any judgment, decree, or final order related to securities laws in the past five years.
Citizenship: United States

## Item 3. Source and Amount of Funds or Other Consideration
Source and amount of funds or other consideration: Personal Funds in the amount of $1,027,428.93 from my IRA and Brokerage Accounts.

## Item 4. Purpose of Transaction
Purpose of transaction: The Reporting Person acquired the securities of the Issuer for investment purposes. The Reporting Person may engage with the management and board of directors regarding corporate governance, transparency, and strategic direction. While the Reporting Person does not currently intend to affect any extraordinary corporate transactions, changes in board composition, or material changes to the business, capitalization, or structure, the Reporting Person reserves the right to evaluate and potentially pursue such actions in the future depending on market conditions, governance developments, and shareholder sentiment.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned: The Reporting Person beneficially owns 3,213,095 shares of Common Stock, representing approximately 22.1% of the outstanding class.
Number of shares as to which each person has sole or shared power to vote or dispose:
For Michael Anthony Belfiore

Sole power to vote or direct the vote - 3,213,095 votes

Shared power to vote or direct the vote - 0 votes

Sole power to dispose or direct the disposition - 3,213,095 votes

Shared power to dispose of direct the disposiion - 0 votes
Transactions in the class effected during the past sixty days:
10/07/2025 - purchased 3,129,905 shares at $0.3205 per share from the Open Market

10/08/2025 - purchased 20,190 shares at $0.188 per share from the Open Market
Other persons with the right to receive dividends or sale proceeds: No other person is known to have the right to receive or direct the receipt of dividends from, or the proceeds from the sale of, the securities reported herein.
Date on which the reporting person ceased to be the beneficial owner of more than five percent of the class: Not applicable. The Reporting Person remains a beneficial owner of more than five percent of the class of securities.

## Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Contracts, arrangements, understandings or relationships: The Reporting Person has no contracts, arrangements, understandings, or relationships with respect to the securities of the Issuer.

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits: None

## Signatures
- Belfiore Michael Anthony: Michael Anthony Belfiore, Michael Anthony Belfiore (10/20/2025)